UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

OTHER INFORMATION

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market.

Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), the Company has announced its consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2022 together with comparative figures (the “Announcement”). The financial statements included in the Announcement have been prepared in accordance with International Financial Reporting Standards (“IFRSs”). We are furnishing this Announcement as Exhibit 99.1 of this Form 6-K, which is incorporated herein by reference.

Under the Listing Rules, the Company has announced the conversion of certain convertible notes. A holder of convertible notes issued by the Company exercised their right to convert such notes into ordinary shares of the Company. An aggregate principal amount of US$2,800,000 was converted at the initial conversion price of HK$0.65 per ordinary share resulting in the issuance on 31 March 2023 of 33,384,615 ordinary shares. We are furnishing this announcement as Exhibit 99.2 of this Form 6-K, which is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: March 31, 2023

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Hong Kong Announcement Final Results Announcement For The Year Ended 31 December 2022 (English Translation)
99.2	Hong Kong Announcement regarding Conversion of Convertible Notes

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